UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29972 / February 28, 2012

_____

In the Matter of   :
                                                              :
RAND CAPITAL CORPORATION, ET AL.   :
c/o Allen F. Grum   :
Rand Capital Corporation   :
2200 Rand Building   :
Buffalo, NY 14203   :
                                                              :
(812-13634)   :
                                                              :
_____   :

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J), 57(c), and 57(i) OF THE INVESTMENT
COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT; AND UNDER SECTION
12(h) OF THE SECURITIES EXCHANGE ACT OF 1934

Rand Capital Corporation ("Rand") and Rand Capital SBIC, Inc. ("Rand SBIC") filed an
application on February 6, 2009, and amendments to the application on August 5, 2009,
September 8, 2011 and January 10, 2012, requesting an order under sections 6(c), 12(d)(1)(J),
and 57(c) of the Investment Company Act of 1940 ("Act") granting exemptions from sections
12(d)(1)(A) and (C), 18(a), 21(b), 57(a)(1)-(a)(3), and 61(a) of the Act; under section 57(i) of the
Act and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by
section 57(a)(4) of the Act; and under section 12(h) of the Securities Exchange Act of 1934
("Exchange Act") granting an exemption from section 13(a) of the Exchange Act. The order
would permit a parent business development company ("BDC") and its wholly-owned small
business company subsidiary and any future wholly-owned BDC subsidiaries to engage in
certain transactions that otherwise would be permitted if such parent BDC and its subsidiaries
were one company and to file certain reports on a consolidated basis, and permit such parent
BDC to adhere to a modified asset coverage requirement.

On February 1, 2012, a notice of the filing of the application was issued (Investment Company
Act Release No. 29941). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching of the BDC or its shareholders on the part of any person concerned, and the proposed transactions are consistent with the policies of each BDC and with the general purposes of the Act.

It is further found that the participation by Rand in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

It is further found that the granting of the requested order under the Exchange Act is not inconsistent with the public interest or the protection of investors.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a) and 21(b), requested by Rand and Rand SBIC (File No. 812-13634), is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and (C) is granted, effective immediately, and subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 57(c) of the Act, that the requested exemption from sections 57(a)(1) – (a)(3) of the Act is granted, effective immediately, and subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 57(i) of the Act and rule 17d-1 under the Act, that Rand's participation in the proposed transactions is approved, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(h) of the Exchange Act, that the requested exemption from section 13(a) of the Exchange Act is approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary